Exhibit 99.1

Ayr Wellness’ Partner, Land of Lincoln, Wins Dispensary License in Illinois

NEW YORK, August 9, 2021 – Ayr Wellness Inc. (CSE: AYR.A, OTC: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated cannabis multi-state operator (“MSO”), has announced that Land of Lincoln Dispensary, LLC (“Land of Lincoln”), was awarded a provisional retail dispensary license in Illinois, via the state’s lottery process. Ayr serves as a co-manager and 49% equity partner to Land of Lincoln in the licensing process.

The dispensary location is designated for Bloomington, Illinois, part of the Bloomington-Normal metropolitan area in Central Illinois. The combined metropolitan area has a population of ~190,000 people, but only two existing dispensary locations to serve the market.

Jonathan Sandelman, CEO of Ayr Wellness, said, “Illinois presents an incredible opportunity for Ayr, and we are incredibly grateful to partnering with Land of Lincoln to make this happen. We could not think of a better partner to work with as we look to bring the Wellness and Wonder of Ayr to Bloomington.”

Ayr recently announced the acquisition of Herbal Remedies Dispensaries, LLC, which owns two licensed retail dispensaries in Quincy, Illinois. This proposed acquisition represented Ayr’s first move into Illinois, the eighth state in the Company’s rapidly expanding footprint.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained; acquisitions may not be able to be completed on satisfactory terms or at all; and Ayr may not be able to raise additional debt or equity capital. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. There can be no assurance that the Illinois dispensary will open on a timely basis or at all and that if it does open it will be successful.

Estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator, focused on delivering the highest quality cannabis products and customer experience throughout its footprint. Based on the belief that everything starts with the quality of the plant, the Company is focused on superior cultivation to grow superior branded cannabis products. Ayr strives to enrich consumers’ experience every day through the wellness and wonder of cannabis.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they touch. For more information, please visit www.ayrwellness.com.

Company Contact:

Megan Kulick

Head of Investor Relations

T: (646) 977-7914

Email: IR@ayrwellness.com

Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Brian Pinkston

MATTIO Communications

T: (703) 926-9159

Email: ir@mattio.com

Email: IR@ayrwellness.com